UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934



                               (Amendment No. 3)/1/


                           FISCHER IMAGING CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                   337719 10 8
                                 (CUSIP Number)



     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

-------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 Pages

FISCHER IMAGING CORPORATION                                       SCHEDULE 13G
CUSIP NO.  337719 10 8
-------------------------------------------------------------------------------



(1)      Name of Reporting Person; S.S. or I.R.S. Identification No.

         MORGAN W. NIELDS


(2)      Check the Appropriate Box if a Member                   (a)  [ ]
         of a Group (See Instructions)                           (b)  [ ]

         N/A


(3)      SEC Use Only



(4)      Citizenship or Place of Organization

         UNITED STATES



Number of Shares                    (5)     Sole Voting Power    805,719
Beneficially Owned                                            -----------------
by Each Reporting
Person With                         (6)     Shared Voting Power    289,466
                                                                ---------------

                                    (7)      Sole Dispositive Power   805,719
                                                                    -----------

                                    (8)      Shared Dispositive Power   289,466
                                                                      ---------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,095,185 SHARES


(10)     Check Box if the Aggregate Amount in Row (9)                  [ ]
         Excludes Certain Shares (See Instructions)



                                Page 2 of 7 Pages

FISCHER IMAGING CORPORATION                                       SCHEDULE 13G
CUSIP NO.  337719 10 8
-------------------------------------------------------------------------------



(11)     Percent of Class Represented by Amount in Row (9)

         15.5%


(12)     Type of Reporting Person (See Instructions)

         IN




                                Page 3 of 7 Pages

FISCHER IMAGING CORPORATION                                       SCHEDULE 13G
CUSIP NO.  337719 10 8
-------------------------------------------------------------------------------



Item 1(a).            Name of Issuer:

         FISCHER IMAGING CORPORATION

Item 1(b).            Address of Issuer's Principal Executive Offices:

         12300 NORTH GRANT STREET
         THORNTON, COLORADO 80241

Item 2(a).            Name of Person Filing:

         MORGAN W. NIELDS

Item 2(b).            Address of Principal Business Office:

         12300 NORTH GRANT STREET
         THORNTON, COLORADO 80241

Item 2(c).            Citizenship:

         U.S.A.

Item 2(d).            Title of Class of Securities:

         COMMON STOCK, PAR VALUE $0.01 PER SHARE

Item 2(e).            CUSIP Number:

         337719 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         NOT APPLICABLE.




                                Page 4 of 7 Pages

FISCHER IMAGING CORPORATION                                       SCHEDULE 13G
CUSIP NO.  337719 10 8
-------------------------------------------------------------------------------



Item 4.  Ownership

         Amount Beneficially Owned: 1,095,185 SHARES /2/

         Percent of Class:   15.5% 3/

         Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote:  805,719

        (ii)   shared power to vote or to direct the vote:  289,466

       (iii)   sole power to dispose or to direct the disposition of: 805,719

        (iv)   shared power to dispose or to direct the disposition of: 289,466

Item 5.               Ownership of Five Percent or Less of a Class:

                      NOT APPLICABLE.

Item 6.               Ownership of More than Five Percent on Behalf of Another
                      Person:

                      NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

--------------

/2/ As of February 13, 1998. Includes (1) 697,177 shares owned directly by Mr. Nields, (2) 108,542 shares beneficially owned by Mr. Nields pursuant to currently exercisable options, or options exercisable within sixty days of February 13, 1998, granted to Mr. Nields by Fischer Imaging Corporation under its employee stock option plan and (3) 170,523 shares held by The Robert L. Nields Trust and 118,943 shares held by the Florence Wesson Nields Trust (both trusts, collectively, the "Trusts") of which shares Mr. Nields, as a co-trustee and beneficiary of the Trusts, may be deemed to be the beneficial owner. Mr. Nields disclaims beneficial ownership of the shares held by the Trusts except to the extent of his proportionate interest as beneficiary of the Trusts.

/3/ Based on 7,088,692 shares of Common Stock deemed to be outstanding on February 13, 1998. Includes 108,542 options granted to Mr. Nields, exercisable immediately or within 60 days of February 13, 1998.


                                Page 5 of 7 Pages

FISCHER IMAGING CORPORATION                                       SCHEDULE 13G
CUSIP NO.  337719 10 8
-------------------------------------------------------------------------------



                      NOT APPLICABLE.

Item 8.               Identification and Classification of Members of the Group:

                      NOT APPLICABLE.

Item 9.               Notice of Dissolution of Group:

                      NOT APPLICABLE.

Item 10.              Certification:

                      NOT APPLICABLE.






                                Page 6 of 7 Pages

FISCHER IMAGING CORPORATION                                       SCHEDULE 13G
CUSIP NO.  337719 10 8
-------------------------------------------------------------------------------



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 1998




                                              /S/MORGAN W. NIELDS
                                              ---------------------------------
                                              Signature

                                              Morgan W. Nields